Exhibit 99.1

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30th June 2009. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th June 2009
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	300,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each (1)	2,341,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital (1)	2,402
Share premium account (1)	12,074
Other reserves	708
Other shareholders’ funds	2,598
Retained earnings	28,531

Shareholders’ equity excluding minority interests	46,313
Minority interests	2,533

Total Shareholders’ equity	48,846

Group indebtedness (2)
Subordinated liabilities (3)	25,269
Debt securities in issue (4)	142,263

Total indebtedness (4)	167,532

Total capitalisation and indebtedness (4)	216,378

Group contingent liabilities
Acceptances and endorsements	312
Guarantees and letters of credit pledged as collateral security	13,056
Securities lending arrangements	31,639
Other contingent liabilities	9,773

Total contingent liabilities	54,780

1.

Pursuant to an ordinary resolution of the company dated 30th September 2009, Barclays Bank PLC issued 1,000,000 ordinary shares for £8.50 each. This increased the called up share capital by £1 million and the share premium account by £7.5 million.

2.	“Group indebtedness” includes interest accrued as at 30th June 2009 in accordance with International Financial Reporting Standards.

3.

On 7th July 2009, Barclays Bank PLC redeemed €152,449,017.24 (formerly FRF 1,000,000,000) 6.5% Undated Subordinated Notes. On 23rd July 2009, Barclays Bank PLC issued a further US$271,805,000 of its 10.179% Fixed Rate Subordinated Notes due 2021 following an exchange offer whereby a further US$340,109,000 7.70% Undated Subordinated Notes, issued by Barclays Bank PLC were tendered and accepted for exchange. On 15th December 2009, Barclays Bank PLC USD$400,000,000 7.40% Subordinated Notes due 2009 matured.

4.	In addition to this there were £50,626 million of debt securities in issue accounted on a fair value basis as at 30th June 2009.